UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

L.B. Foster Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

350060109

(CUSIP Number)

ARON R. ENGLISH

22NW, LP

1455 NW Leary Way, Suite 400

Seattle, Washington 98107

(206) 227-3078

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 6, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 350060109

1	NAME OF REPORTING PERSON

22NW Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,023,235
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,023,235
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,023,235
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 350060109

1	NAME OF REPORTING PERSON

22NW, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,023,235
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,023,235
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,023,235
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 350060109

1	NAME OF REPORTING PERSON

22NW Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,023,235
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,023,235
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,023,235
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 350060109

1	NAME OF REPORTING PERSON

22NW GP, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,023,235
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,023,235
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,023,235
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 350060109

1	NAME OF REPORTING PERSON

Aron R. English
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,024,140
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,024,140
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,024,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 350060109

1	NAME OF REPORTING PERSON

Bryson O. Hirai-Hadley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		991
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

991
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 350060109

1	NAME OF REPORTING PERSON

Alexander B. Jones
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,075
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,075
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 350060109

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 6, 2023, the Reporting Persons entered into a cooperation agreement (the “Cooperation Agreement”) with the Issuer, pursuant to which Mr. Alexander B. Jones was appointed to serve as a non-voting observer (the “Board Observer”) to the board of directors of the Issuer (the “Board”), effective immediately. The Board Observer is entitled to attend, participate in discussions, and provide input at any portion of Board meetings and meetings of any Board committee at which certain enumerated topics (including business operations, financial results, capital allocation, investor communications, shareholder value enhancement initiatives, strategic transactions, acquisitions, dispositions and/or any other material corporate transactions) are discussed. Subject to the terms and limitations of the Cooperation Agreement, the Board Observer is also entitled to receive copies of the applicable portion of any notices, minutes, consents, and other materials and information relating to any of the aforementioned topics that the Issuer provides to the directors on the applicable committees and/or the Board at the same time and in the same manner as provided to such directors. The appointment of the Board Observer will terminate and be of no further force or effect immediately on the earliest of (i) the expiration of the Standstill Period (as defined below), (ii) the date on which the Reporting Persons no longer own at least five percent (5%) of the issued and outstanding Shares, or (iii) the date at which the Reporting Persons provide written notice to the Issuer of its voluntary termination of its right to appoint a Board Observer.

Pursuant to the Cooperation Agreement, the Reporting Persons are subject to certain standstill restrictions from the period beginning upon the date of the Cooperation Agreement until the earlier of (i) thirty (30) calendar days prior to the expiration of the advance notice period for the submission by shareholders of director nominations (as set forth in the Issuer’s Bylaws) for consideration at the Issuer’s 2024 annual meeting of shareholders, and (ii) one hundred twenty (120) calendar days prior to the first anniversary of the Issuer’s 2023 annual meeting of shareholders (such period, the “Standstill Period”). During the Standstill Period, the Reporting Persons agreed not to acquire ownership of more than 15.0% of the outstanding Shares. During the Standstill Period, the Reporting Persons further agreed to appear in person or by proxy at each annual or special meeting of stockholders of the Issuer and vote all of their Shares (a) in favor of each of the directors nominated by the Board and recommended by the Board in the election of directors (and not in favor of any other nominees to serve on the Board); and (b) in accordance with the recommendation of the Board on all other proposals or business that may be the subject of shareholder action at such meeting; provided, however, that in the event that Institutional Shareholder Services Inc. (“ISS”) recommends otherwise with respect to any proposals (other than the election or removal of directors), each of the Reporting Persons shall be permitted to vote in accordance with the ISS recommendation; provided, further, that each of the Reporting Persons shall be permitted to vote in their sole discretion with respect to any publicly announced proposals relating to a merger, acquisition, disposition of all or substantially all of the assets of the Issuer, or other business combination involving the Issuer requiring a vote of shareholders of the Issuer. The Cooperation Agreement also contains certain customary confidentiality, non-disparagement, and other undertakings by the Reporting Persons and the Issuer.

The foregoing description of the Cooperation Agreement is not purported to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

9

CUSIP No. 350060109

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 6, 2023, the Reporting Persons entered into the Cooperation Agreement, as defined and described in Item 4 above. The Cooperation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Cooperation Agreement, dated April 6, 2023 (Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 7, 2023).

10

CUSIP No. 350060109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2023

22NW FUND, LP

By:	22NW Fund GP, LLC General Partner

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Manager

22NW, LP

By:	22NW GP, Inc. General Partner

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	President and Sole Shareholder

22NW FUND GP, LLC

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Manager

22NW GP, INC.

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	President and Sole Shareholder

/s/ Aron R. English
ARON R. ENGLISH

/s/ Bryson O. Hirai-Hadley
BRYSON O. HIRAI-HADLEY

/s/ Alexander B. Jones
ALEXANDER B. JONES

11